Exhibit 4(f)
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

PulteGroup, Inc., a Michigan corporation (the “Company”), has two classes of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Common Shares, $0.01 par value per share (“Common Shares”) and Series A Junior Participating Preferred Share Purchase Rights (the “Preferred Rights”). The Common Shares are listed on The New York Stock Exchange under the ticker symbol “PHM”. Computershare Trust Company, N.A. is the transfer agent and registrar for the Common Shares. Prior to the distribution date (as such term is defined below), the Preferred Rights are associated with the Common Shares, are evidenced by Common Share certificates and are transferable with and only with the underlying Common Shares.
The following is a description of the rights of our Common Shares and Preferred Rights and related provisions of the Company’s Restated Articles of Incorporation (the “Articles”), Amended and Restated By-laws (the “By-laws”), applicable Michigan law, Certificate of Designation of Series A Junior Participating Preferred Shares (“Certificate of Designation”) and that certain Amended and Restated Section 382 Rights Agreement (as amended as of March 14, 2013, March 10, 2016 and March 7, 2019, the “Rights Plan”) by and between the Company and Computershare Trust Company, N.A., as rights agent. This description is qualified in its entirety by, and should be read in conjunction with, the Articles, the By-laws, applicable Michigan law, the Certificate of Designation and the Rights Plan.
DESCRIPTION OF COMMON SHARES
Authorized Capital Stock
The Company’s authorized capital stock consists of 500,000,000 Common Shares and 25,000,000 Preferred Shares, $0.01 par value (the “Preferred Shares”). As of December 31, 2019, 270,235,297 Common Shares were issued and outstanding and no Preferred Shares were issued or outstanding.
Fully Paid and Nonassessable
All of the outstanding Common Shares are fully paid and nonassessable and are not subject to further calls or assessments by us.
Voting Rights
The holders of Common Shares are entitled to one vote per share on all matters to be voted on by such holders. Holders of Common Shares are not entitled to cumulative voting rights. Other than as provided in the Articles or pursuant to applicable law and subject to the voting rights of any holders of Preferred shares, if an action is to be taken by vote of the shareholders, it shall be authorized by a majority of the votes cast by the holders of Common Shares entitled to vote on the action in all matters other than the election of directors for which the number of nominees exceeds the number of directors to be elected.
Dividends
The holders of Common Shares are entitled to receive such dividends, if any, as may be declared from time to time by the Company’s board of directors (the “Board”) in its discretion from funds legally available therefor, subject to the rights of any holders of our Preferred Shares to receive such dividends.

Right to Receive Liquidation Distributions
Upon liquidation, dissolution or winding-up, the holders of Common Shares are entitled to share ratably in any assets remaining available for distribution after the satisfaction in full of the prior rights of creditors, including holders of our indebtedness, and the aggregate liquidation preference of any Preferred Shares then outstanding.
No Preemptive or Similar Rights
Our Common Shares have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such Common Shares.
Preferred Shares
Our Board has authority to divide the 25,000,000 authorized Preferred Shares into series and to fix the rights and preferences of any series so established. Variations between different series may be created by the Board with respect to such matters as voting rights, rate of dividend, priority of payment, rights of accumulation, redemption or signing fund terms, preferences upon liquidation or dissolution, conversion rights and any other preferences or rights.
If we offer Preferred Shares in the future, the Board will determine the terms of such shares, including the following, where applicable:

•	the designation of the shares and the number of shares that constitute the series;

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the dividend rate (or the method of calculating dividends), if any, on the shares of the series and the priority as to payment of dividends with respect to other classes or series of our shares of capital stock;

•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends on the Preferred Shares will accumulate;

•	the dividend periods (or the method of calculating the dividend periods);

•	whether and the extent to which such Preferred Shares shall be entitled to participate in dividends with shares of any other series or class of stock;

•	the voting rights of the Preferred Shares, if any;

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the liquidation preference and the priority as to payment of the liquidation preference with respect to other classes or series of our capital stock and any other rights of the shares of the class or series upon our liquidation, dissolution or winding-up;

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whether or not the shares of the series will be convertible into or exchangeable for securities and, if so, the security into which they are convertible or exchangeable and the terms and conditions of conversion or exchange, including the conversion or exchange price or the manner of determining it;

•	whether or not and on what terms the shares of the series will be subject to redemption or repurchase at our option;

•	whether the Preferred Shares of the series will be listed on a national securities exchange or quoted on an automated quotation system;

•	federal income tax considerations; and

•	the other material terms, rights and privileges and any qualifications, limitations or restrictions of the rights or privileges of the series.

DESCRIPTION OF PREFERRED RIGHTS
Each Preferred Right entitles its holder, under the circumstances described below, to purchase from us one one-thousandth of a Series A Preferred Share (as defined below) at a purchase price of $50 per right, subject to adjustment.

Series A Preferred Shares

Of our 25,000,000 authorized Preferred Shares, our Board has designated 500,000 shares as “Series A Junior Participating Preferred Shares” (the “Series A Preferred Shares”).

Ranking

The Series A Preferred Shares will rank junior to all other series of our Preferred Shares as to payment of dividends and the distribution of assets, whether or not upon our dissolution, liquidation or winding up, unless the terms of any such series provides otherwise.

Dividends
Subject to the rights of any senior-ranking shares, commencing upon the first quarterly dividend payment date after the first issuance of shares of Series A Preferred Shares, holders of our Series A Preferred Shares are entitled to receive quarterly dividends in an amount per share equal to the greater of (i) $1.00 per share or (ii) subject to certain adjustment provisions, 1000 times the aggregate per share amount of all cash dividends plus 1000 times the aggregate per share amount of all non-cash dividends or other distributions (other than a dividend payable in Common Shares or a subdivision of outstanding Common Shares (by reclassification or otherwise) (collectively, “common share adjustments”)) declared on Common Shares since the immediately preceding quarterly dividend payment date or, with respect to the first quarterly dividend payment date, since the first issuance of any shares of Series A Preferred Shares, all subject to adjustment in the event of a declaration of a common-share-dividend on our Common Shares or a subdivision or combination of our outstanding shares.
Dividends shall begin to accrue and be cumulative on outstanding Series A Preferred Shares from the quarterly dividend payment date immediately following the date of issue of such Series A Preferred Shares, unless such shares are issued prior to the record date for the first quarterly dividend payment date, in which case dividends on such shares shall begin to accrue from the date such shares are issued, or unless such shares are issued on a quarterly dividend payment date or a date after the record date for a quarterly dividend and before such quarterly dividend payment date, in either of which events such dividends will begin to accrue and be cumulative from such quarterly dividend payment date. Accrued but unpaid dividends on the Series A Preferred Shares will not bear interest.
Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Shares are in arrears, until all such arrears, whether or not declared, have been paid in full, we may not:

•	declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire any Common Shares or other shares ranking junior to the Series A Preferred Shares;

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declare or pay dividends on or make any other distributions on any shares ranking equally with the Series A Preferred Shares, except dividends paid ratably on the Series A Preferred Shares and all such equal-ranking shares on which dividends are payable or in arrears;

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redeem or purchase or otherwise acquire any shares ranking equally with the Series A Preferred Shares, except such redemption, purchase or acquisition is done in exchange for shares of our capital stock ranking junior to the Series A Preferred Shares; or

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purchase or otherwise acquire any Series A Preferred Shares or any shares ranking equally with the Series A Preferred Shares, except in accordance with a purchase offer made to all holders of such shares upon such terms as our Board determines in good faith will result in fair and equitable treatment among such shares.

Voting

Holders of Series A Preferred Shares are entitled to 1000 votes per share held (subject to adjustment for common share adjustments). Except as otherwise provided by law or the Certificate of Designation, holders of Series A Preferred Shares will be entitled to vote collectively as a single class with holders of Common Shares on all matters submitted to a vote of our shareholders. In addition, at any time dividends on any Series A Preferred Shares are in arrears in an amount equal to six quarterly dividends, holders of Series A Preferred Shares and holders of our other outstanding Preferred Shares, if any, with dividends in arrears in an amount equal to six quarterly dividends, voting as a class, irrespective of series, will have the right to elect two directors to our Board. Holders of Series A Preferred Shares will cease to be entitled to participate in such election when all accrued and unpaid dividends on all outstanding Series A Preferred Shares for all previous quarterly dividend periods and for the current quarterly dividend period have been declared and paid or set apart for payment.

Liquidation

In the event of our liquidation, dissolution or winding up, the holders of Series A Preferred Shares shall be entitled to receive a liquidation payment in an amount per Series A Preferred Share equal to $1,000, plus all accrued and unpaid dividends and distributions on such share, whether or not declared, to the date of such payment (the “Series A Liquidation Preference”). After payment of the full amount of the Series A Liquidation Preference to which they are entitled, holders of Series A Preferred Shares shall not receive any additional distributions unless holders of our Common Shares have received an amount per share (the “Common Adjustment”) equal to the quotient obtained by dividing (i) the Series A Liquidation Preference by (ii) 1,000 (as adjusted for common share adjustments). After we have paid the full amount of the Series A Liquidation Preference and the Common Adjustment to all entitled holders, holders of Series A Preferred Shares and holders of Common Shares shall share ratably in our remaining assets. If our available assets are insufficient to pay the Series A Liquidation Preference and the liquidation preference of all other series of our Preferred Shares, if any, ranking equally with the Series A Preferred Shares, then we shall distribute our remaining assets ratably to the holders of Series A Preferred Shares and such other preferred shares in proportion to their respective liquidation preferences.

Redemption
The Series A Preferred Shares are not redeemable.

Protection Against Adverse Amendments
Our Articles of Incorporation may not be amended in any manner that would materially alter or change the powers, preferences or special rights of the Series A Preferred Shares without the affirmative vote of the holders of a majority of the outstanding Series A Preferred Shares, voting separately as a class.

Rights Plan
On March 18, 2010, we entered into the Rights Plan with Computershare Trust Company, N.A., as rights agent, which amended and restated that certain Section 382 Rights Agreement, dated as of March 5, 2009, as amended as of April 7, 2009 and as of September 24, 2009 (collectively, the “Original Rights Agreement”), between the Company and Computershare Trust Company, N.A., as rights agent. Our Board had previously declared a dividend distribution of one Preferred Right for each outstanding Common Share to shareholders of record at the close of business on March 16, 2009, pursuant to the Original Rights Agreement.

Our Board adopted the Rights Plan in an effort to protect shareholder value by attempting to protect against a possible limitation on our ability to use our net operating loss carryforwards (the “NOLs”) and certain other tax benefits to reduce potential future U.S. federal income tax obligations. If we experience an “ownership change,” as defined in Section 382 of the Code and the regulations thereunder, our ability to fully utilize the NOLs and certain other tax benefits on an annual basis will be substantially limited, and the timing of the usage of the NOLs and such other benefits could be substantially delayed, which could therefore significantly impair the value of those assets.
The Rights Plan is intended to act as a deterrent to any person or group, together with its affiliates and associates, being or becoming the beneficial owner of 4.9% or more of our (i) Common Shares, (ii) Preferred Shares (other than Preferred Shares described in Section 1504(a)(4) of the Code), and (iii) any other interest in us that would be treated as “stock” pursuant to Treasury Regulation § 1.382-2T(f)(18) (collectively, “covered securities”).
The following general summary of the Rights Plan is qualified in its entirety by reference to the Rights Plan, which is filed as an exhibit to the registration statement of which this prospectus forms a part.
The Rights. Each Preferred Right entitles its holder, under the circumstances described below, to purchase from us one one-thousandth of a Series A Preferred Share at a purchase price of $50 per Preferred Right, subject to adjustment. Our Common Shares issued while the Rights Plan is in effect will be issued with Preferred Rights attached.
Acquiring Person. Under the Rights Plan, an “acquiring person” is any person or group, who or which, together with its affiliates and associates, becomes a beneficial owner of 4.9% or more of our covered securities, other than solely as a result of (a) a reduction in the amount of our covered securities outstanding; (b) the exercise of any options, warrants, rights or similar interests (including restricted shares) granted by us to our directors, officers and employees; (c) any unilateral grant of any of our covered securities by us or (d) any issuance of our covered securities by us or any share dividend, share split or similar transaction effected by us in which all holders of our covered securities are treated equally.
A person shall be deemed to be a “beneficial owner” of, shall be deemed to have “beneficial ownership” and shall be deemed to “beneficially own” any securities which such person directly owns, or would be deemed to constructively own, pursuant to Section 382 of the Code and the regulations promulgated thereunder.
The term “acquiring person,” however, does not include:

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us, any of our subsidiaries, any employee benefit plan or other compensation arrangement of ours or of any of our subsidiaries, or any entity organized, appointed or established by us or any of our subsidiaries for or pursuant to the terms of any such plan or compensation arrangement;

•	any exempted person (as defined below);

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William J. Pulte, any spouse of William J. Pulte, any descendant of William J. Pulte or the spouse of any such descendant, the estate of any of the foregoing or any trust or other arrangement for the benefit of any of the foregoing or any charitable organization established by any of the foregoing (the “Pulte Family”);

•	any group which includes any member or members of the Pulte Family if a majority of the covered securities of such group are beneficially owned by a member or members of the Pulte Family;

•	any person or group who becomes the beneficial owner of 4.9% or more of our covered securities as a result of an exempted transaction (as defined below);

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any person whom or which our Board in good faith determines has inadvertently acquired beneficial ownership of 4.9% or more of our covered securities, so long as such person promptly enters into, and delivers to us, an irrevocable commitment to divest as promptly as practicable, and thereafter divests as promptly as practicable a sufficient number of our covered securities so that such person would no longer be a beneficial owner of 4.9% or more of our covered securities; or

•
any affiliate, associate or stockholder of Centex Corporation, or the general partners, limited partners or members of such stockholders who would have been an acquiring person solely as a result of the execution, delivery or performance of the merger agreement between us and Centex or certain voting agreements relating to such merger until such time that such person acquires beneficial ownership of additional covered securities of ours.

Our Board may, in its sole discretion, exempt any person or group who would otherwise be an acquiring person from being deemed an acquiring person for purposes of the Rights Plan if it determines at any time prior to the time at which the Preferred Rights are no longer redeemable that the beneficial ownership of such person or group would not jeopardize, endanger or limit (in timing or amount) the availability of our NOLs and other tax benefits. Any such person or group is an “exempted person” under the Rights Plan. Our Board, in its sole discretion, may subsequently make a contrary determination and such person would then become an acquiring person.
An “exempted transaction” is a transaction that our Board determines, in its sole discretion, is an exempted transaction and, unlike the determination of an exempted person, such determination is irrevocable.
Separation from Common Shares. Initially, the Preferred Rights will be associated with our Common Shares and evidenced by Common Share certificates, which will contain a notation incorporating the Rights Plan by reference, and will be transferable with and only with the underlying Common Shares. Subject to certain exceptions, the Preferred Rights become exercisable and trade separately from our Common Shares only upon the “distribution date,” which occurs upon the earlier of:

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10 days following a public announcement that a person or group of persons has become an acquiring person or such earlier date as a majority of our Board becomes aware of the existence of an acquiring person (the “share acquisition date”) (unless, prior to the expiration of our right to redeem the Preferred Rights, such person or group is determined by our Board to be an “exempted person”; in which case the share acquisition date will be deemed not to have occurred); or

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10 business days (or later date if determined by our Board prior to such time as any person or group becomes an acquiring person) following the commencement of a tender offer or exchange offer which, if consummated, would result in a person or group becoming an acquiring person.

Until the distribution date, the surrender for transfer of any of outstanding Common Shares will also constitute the transfer of the Preferred Rights associated with those shares.
As soon as practicable after the distribution date, separate certificates or book-entry statements will be mailed to holders of record of Common Shares as of the close of business on the distribution date. From and after the distribution date, the separate Preferred Rights certificates or book-entry statements alone will represent the Preferred Rights. Except as otherwise provided in the Rights Plan, only Common Shares issued prior to the distribution date will be issued with Preferred Rights.
Expiration. The Preferred Rights are not exercisable until the distribution date and, unless earlier redeemed or exchanged by us as described below, will expire upon the earliest of:

•	the close of business on June 1, 2022 (the “Expiration Date”);

•	the time at which the Preferred Rights are redeemed;

•	the time at which the Preferred Rights are exchanged;

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the close of business on the effective date of the repeal of Section 382 or any successor statute if our Board determines that the Rights Plan is no longer necessary or desirable for the preservation of certain tax benefits; and

•	the close of business on the first day of our taxable year to which our Board determines that certain tax benefits may not be carried forward.

Effects of Triggering Event. If a person or group becomes an acquiring person (a “flip-in event”), each holder of a Preferred Right (other than any acquiring person and certain transferees of an acquiring person, whose Preferred Rights automatically become null and void) will have the right to receive, upon exercise, Common Shares having a value equal to two times the exercise price of the Preferred Right. If an insufficient number of Common Shares are available for issuance, then our Board is required to substitute cash, reduction in the exercise price, property or other securities of ours for our Common Shares. The Preferred Rights may not be exercised following a flip-in event while we have the ability to cause the Preferred Rights to be redeemed, as described below.
For example, at an exercise price of $50 per Preferred Right, each Preferred Right not owned by an acquiring person (or by certain transferees thereof) following a flip-in event would entitle its holder to purchase $100 worth of our Common Shares (or other consideration, as noted above) for $50. Assuming that our Common Shares had a per share value of $15 at that time, the holder of each valid Preferred Right would be entitled to purchase approximately 6.7 Common Shares for $50.
Exchange. At any time after there is an acquiring person and prior to the acquisition by the acquiring person of 50% or more of our outstanding Common Shares, our Board may exchange the Preferred Rights (other than Preferred Rights owned by the acquiring person and certain transferees thereof which will have become void), in whole or in part, at an exchange ratio of one Common Share, or, at its option, one one-thousandth of a Series A Preferred Share (or of a share of a class or series of our Preferred Shares having equivalent rights, preferences and privileges (“equivalent preferred shares”)), per Preferred Right (subject to adjustment).

Adjustments. The exercise price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Preferred Rights are subject to adjustment from time to time to prevent dilution:
With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least 1% of the exercise price. No fractional Series A Preferred Shares will be issued, and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Shares on the last trading day prior to the date of exercise.

Redemption. In general, we may redeem the Preferred Rights in whole, but not in part, at a price of $0.001 per Preferred Right (subject to adjustment and payable in cash, Common Shares or other consideration deemed appropriate by our Board) at any time until the earlier of (i) ten days following the share acquisition date and (ii) the Expiration Date. Immediately upon the action of our Board authorizing any redemption, the Preferred Rights will terminate, and the only right of the holders of Preferred Rights will be to receive the redemption price.
Shareholder Rights; Tax Effects. Until a Preferred Right is exercised, its holder will have no rights as our shareholder, including, without limitation, the right to vote, the right to receive dividends or liquidation rights. Similarly, the Preferred Rights are not convertible and no preemptive rights or sinking fund provisions apply to the Preferred Rights. While the distribution of the Preferred Rights will not result in the recognition of taxable income by us or our shareholders, shareholders may, depending upon the circumstances, recognize taxable income after a flip-in event.
Amendment. The terms of the Preferred Rights may be amended by our Board without the consent of the holders of the Preferred Rights, including, without limitation, to extend the Expiration Date of the Rights Plan and to increase or decrease the purchase price. Once there is an acquiring person, however, no amendment can adversely affect the interests of the holders of the Preferred Rights.

Transfer Restrictions
Our By-laws contain certain restrictions on the direct or indirect transfer of (i) Common Shares, (ii) Preferred Shares (other than Preferred Shares described in Section 1504(a)(4) of the Internal Revenue Code of 1986, as amended (the “Code”)), (iii) warrants, rights or options (including options within the meaning of Sections 1.382-2T(h)(4)(v) and 1.382-4 of the regulations promulgated under the Code by the United States Department of the Treasury (“Treasury Regulations”)) to purchase our securities and (iv) any interest in us that would be treated as “stock” pursuant to Treasury Regulation § 1.382-2T(f)(18). The restrictions are designed to prohibit any such transfers that could limit or impair our ability to use our net operating loss carryforwards, capital loss forwards, general business credit carryforwards, alternative minimum tax credit forwards, foreign tax credit carryforwards, and similar tax benefits (collectively, the “tax benefits”).
Specifically, subject to certain limited exceptions, the transfer restrictions prohibit any such transfers (including the creation or grant of an option) to the extent that, as a result of such transfer (or any series of transfers of which such transfer is a part), either (i) any person or group of persons would become the owner of 4.9% or more of our outstanding Common Shares, whether directly or indirectly, or (ii) the percentage ownership of an existing 4.9%-or-more holder of our outstanding Common Shares would increase. For purposes of the transfer restrictions, a person’s ownership of Common Shares is regarded as including shares such person would be deemed to constructively own or which otherwise would be aggregated with shares owned by such person under Section 382 of the Code, and the Treasury Regulations thereunder.
The transfer restrictions will remain in effect until (i) the repeal of Section 382 of the Code or any successor law if our Board determines that the transfer restrictions are no longer necessary for the preservation of the tax benefits, (ii) the beginning of a taxable year of ours to which Board determines that no tax benefits may be carried forward or (iii) such date as our Board shall fix as the expiration date of the transfer restrictions.
The transferee of any such prohibited transfer will not be recognized as our shareholder for any purpose whatsoever in respect of the shares which are the subject of the prohibited transfer (such shares, the “excess shares”). Until the excess shares are acquired by another person in a transfer that is not prohibited, the purported transferee will not be entitled with respect to such excess shares to any rights as our shareholder, including the right to vote such excess shares and to receive dividends or distributions, whether liquidating or otherwise, in respect of such excess shares, if any, and the excess shares will be deemed to remain with the transferor unless and until the excess shares are transferred in a manner permitted under our By-laws.
As a condition to the registration of the transfer of any shares, any person who is a beneficial, legal or record holder of any shares, and any proposed transferee and any person controlling, controlled by or under common control with the proposed transferee, shall provide such information as we may request from time to time to determine compliance with these transfer restrictions or the status of our tax benefits.

Depositary Shares
We may elect to offer fractional Preferred Shares rather than full shares. If so, we will issue “depositary receipts” for these “depositary shares.” Each depositary share will represent a fraction of a share of a particular series of Preferred Shares. If we offer depositary shares pursuant to these provisions in the future, the applicable prospectus supplement will describe the terms of the depository shares and the underlying Preferred Shares to which the depositary shares relate.
Voting Rights
Our Articles require, in addition to any vote required by law, the affirmative vote of the holders of at least 69.3% of the shares voting at a meeting of shareholders in connection with (a) any merger or consolidation of the Company or any subsidiary with any “Interested Shareholder,” as defined therein, or any corporation which is, or after the merger or consolidation would be, an “Affiliate,” as defined therein, of an Interested Shareholder that was an Interested Shareholder prior to the transaction; (b) certain transfers to any Interested Shareholder or Affiliate of an Interested Shareholder, other than the Company or any of our subsidiaries, of any of our assets or any subsidiary which have an aggregate book value of 10% or more of consolidated net worth; (c) certain transfers by us or any subsidiary of “Equity Securities,” as defined therein, of the Company or any subsidiary which have an aggregate market value of 5% or more of the total market value of our outstanding shares to any Interested Shareholder or Affiliate of an Interested Shareholder, other than us or our subsidiaries (subject to certain exceptions); (d) the adoption of any plan or proposal for our liquidation or dissolution proposed by or on behalf of an Interested Shareholder or any Affiliate of an Interested Shareholder; (e) any reclassification of securities or recapitalization of the Company, or any merger, consolidation or share exchange by us with any of our subsidiaries which has the effect of increasing the proportionate amount of the outstanding shares of any class of our Equity Securities or Equity Securities of any subsidiary which is directly or indirectly owned by an Interested Shareholder or any Affiliate of an Interested Shareholder (each of the Transactions referred to in clauses (a) through (e), a “Business Combination”); or (f) any agreement, contract or arrangement providing for one or more of the foregoing. An “Interested Shareholder” generally includes any beneficial owner of 10% or more of the voting power of the Company or any Affiliate of ours that at any time within the two year period prior to the date in question was the beneficial owner of 10% or more of the voting power of the Company.

The foregoing supermajority vote is not required if (i) the Board approves such Business Combination and either the Interested Shareholder has been an Interested Shareholder continuously for at least two years prior to the date of the Board approval or such proposed transaction was approved by the Board prior to the time the Interested Shareholder became an Interested Shareholder or (ii) a majority of the outstanding stock of such other corporation is owned by us or our subsidiaries.
The foregoing supermajority provisions may only be amended by the affirmative vote of 69.3% of the shares voting on the proposed amendment at a meeting of shareholders, in addition to any vote otherwise required by law.
Certain Anti-Takeover Effects and Provisions of our Articles and By-laws
Number of Directors; Filing Vacancies; Removal
Our Charter provides that the number of directors will be between three and fifteen directors and our Board will fix the exact number of directors to comprise our Board. A director may only be removed by vote of the holders of a majority of the shares entitled to vote at an election of directors. Additionally, any vacancy on the Board may only be filled by a majority of the remaining directors then in office, whether or not less than a quorum, or by a sole remaining director. These provisions have the effect of making it difficult for a potential acquirer to gain control of our Board.
Special Meetings
Our By-laws provide that special meetings may be called only by the Board, our President or our Secretary, or by such persons upon a request in writing signed by a majority of the Board or by the holders of not less than twenty percent of the capital stock of the Company issued and outstanding and entitled to vote thereat. This provision may delay consideration of a shareholder proposal until the Company’s next annual meeting unless a special meeting is called pursuant to our By-laws.
Proxy Access and Advance Notice of Shareholder Nominations
Our By-laws have proxy access and advance notice procedures for shareholders to make nominations of candidates for election as directors. No business other than that stated in the notice for such meeting shall be transacted at any meeting without the unanimous consent of all the shareholder entitled to vote thereat. Our By-laws govern shareholder nominations of candidates for election as directors except with respect to the rights of holders of our Preferred Shares.

Under our By-laws, any shareholder entitled to vote in the election of directors may nominate one or more persons for election as directors at a meeting if written notice or notice by electronic transmission of such shareholder’s intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the Corporate Secretary of the Company not later than 60 days in advance of such meeting (except that, if public disclosure of the meeting is made less than 70 days prior to the meeting, the notice need only be received within 10 days following such public disclosure). Each such notice must be accompanied by a written consent of each proposed nominee to being named in the proxy statement as a nominee and to serving as a director if elected, together with a written representation that such person currently intends to serve as a director for the term for which he or she is standing for election and must set forth:
(i) as to each person whom the shareholder proposes to nominate for election as a director: (1) the name, age, business address and residence address of the person; (2) the principal occupation or employment of the person; (3) the class and number of common shares of the Company which are owned beneficially or of record by such person; and (4) any other information relating to the person that would be required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, pursuant to Section 14 of the Exchange Act; and
(ii) as to the shareholder giving the notice: (1) the name and address, as they appear on the Company’s books, of such shareholder and the name and address of the beneficial owner, if any, on whose behalf the nomination is made; (2) the class and number of Common Shares which are owned beneficially or of record by such shareholder or such beneficial owner on the date of such shareholder’s notice; (3) whether and the extent to which any hedging or other similar transaction, agreement, arrangement or understanding has been entered into by or on behalf of such shareholder or beneficial owner with respect to any Common Share; (4) a description of all arrangements or understandings between such shareholder or such beneficial owner and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such shareholder; (5) a representation that such shareholder intends to appear in person or by proxy at the annual meeting to nominate the persons named in its notice; and (6) any other information relating to such shareholder or such beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act.
In addition and pursuant our By-laws, a shareholder, or group of up to 20 shareholders, that has owned continuously for at least three years Common Shares representing an aggregate of at least 3% of the Company’s outstanding Common Shares, may nominate and include in the Company’s proxy materials director nominees constituting up to 20% of the Company’s Board of Directors, provided that the shareholder(s) and nominee(s) satisfy the requirements in the By-laws. A notice of such nomination must be provided to the Secretary of the Company not less than one hundred twenty nor more than one hundred fifty days in advance of the date which is the anniversary of the date the Company’s proxy statement was released to security holders in connection with the previous year’s annual meeting, except where information or documents are required to be provided after the date the notice is first submitted, as set forth in the By-laws, or, if the date of the applicable annual meeting has been changed by more than thirty days from the date contemplated at the time of the previous year’s proxy statement, not less than ninety days before the date of the applicable annual meeting, or, if later, the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting, whichever occurs first, and in no event shall the adjournment or postponement of an annual meeting, or the announcement thereof, commence a new time period (or extend any time period) for the giving of the notice. In addition, the Company may solicit against a shareholder nominee included in the proxy statement and, in certain circumstances, may omit a nominee from its proxy statement.
The nominating notice must provide certain information specified in the By-laws, including, without limitation:

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documentary evidence verifying and certifying that, the nominating shareholder owns, and has continuously owned for the preceding three years, the minimum number of shares required, and the nominating shareholder’s agreement to provide documentary evidence verifying and certifying the nominating shareholder’s continuous ownership of the minimum number of shares through the record date;

•	an undertaking to provide immediate notice if the nominating shareholder ceases to own the minimum number of shares prior to the date of the annual meeting;

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a copy of the Schedule 14N (or any successor form) relating to the shareholder nominee, completed and filed with the Securities and Exchange Commission by the nominating shareholder as applicable, in accordance with Securities and Exchange Commission rules;

•	the written consent of each shareholder nominee to being named in the Company’s proxy statement, form of proxy and ballot as a nominee and to serving as a director if elected;

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a written notice of the nomination of such shareholder nominee that includes additional information, agreements, representations and warranties by the nominating shareholder or each member of a nominating group;

•	an executed agreement pursuant to which the nominating shareholder or each member of a nominating group agrees to a number of specified covenants and other provisions;

•	an executed questionnaire provided by the Company’s Secretary upon request, which must be submitted within ten days of the nominating shareholder’s first submission of the nomination notice; and

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an executed agreement, which must be submitted within ten days of the nominating shareholder’s first submission of the nomination notice, by the shareholder nominee with respect to certain representations, warranties and covenants.

Certain Provisions of the Michigan Business Corporation Act
Chapter 7A of the Michigan Business Corporation Act (“MBCA”) may affect attempts to acquire control of the Company. Pursuant to our Articles of Incorporation, we have expressly elected not to be subject to the provisions of Chapter 7A of the MBCA; however, the Board may terminate this election in whole or in part by action of the majority of directors then in office. Chapter 7A applies to “Business Combinations,” defined to include, among other transactions, certain mergers, substantial sales of assets or securities and recapitalizations between covered Michigan business corporations or their subsidiaries and an “Interested Shareholder” (generally a beneficial owner of 10% or more of the voting power of the Company’s outstanding voting stock). In general, Chapter 7A requires, for any Business Combination, an advisory statement from the Board, the approval of holders of at least 90% of each class of the shares entitled to vote and the approval of holders of at least two-thirds of such voting shares not held by the Interested Shareholder, its affiliates and associates. These requirements do not apply, however, where the Interested Shareholder satisfies certain “fair price,” form of consideration and other requirements and at least five years have elapsed after the person involved became an Interested Shareholder. Our Board has the power to elect to be subject to Chapter 7A as to specifically identified or unidentified Interested Shareholders.